UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

ENERGY TRANSFER EQUITY, L.P.

(Name of Issuer)

COMMON UNITS

(Title of Class of Securities)

29273V100

(CUSIP Number)

Kelcy L. Warren

3738 Oak Lawn Avenue

Dallas, Texas 75219

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D/A	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelcy L. Warren
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 24,548,453
8. Shared Voting Power -0-
9. Sole Dispositive Power 24,548,453
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,548,453
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 11.02%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29273V100	13D/A	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelcy Warren Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 17,264,898
8. Shared Voting Power -0-
9. Sole Dispositive Power 17,264,898
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,264,898
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 7.75%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29273V100	13D/A	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelcy Warren Partners II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,500,000
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,500,000
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) .67%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29273V100	13D/A	Page 5 of 7 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Kelcy L. Warren on May 17, 2007. This Amendment No. 1 is being filed as a result of the information disclosed in Item 3 below. Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule relates is the common units of Energy Transfer Equity, L.P., a Delaware limited partnership (“Issuer”). The Principal Executive Offices of the Issuer are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219.

Item 2(a).	Name of Person Filing

Item 2(a) is hereby amended and restated in its entirety as follows:

Kelcy L. Warren (“Warren”), an individual, Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren LP”), and Kelcy Warren Partners II, LP, a Texas limited partnership (“Warren Partners II”).

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(b) is hereby amended and restated in its entirety as follows:

3738 Oak Lawn Avenue

Dallas, Texas 75219

Item 2(c).	Present Principal Occupation

Item 2(c) is hereby amended and restated in its entirety as follows:

Warren’s principal occupation is Chief Executive Officer of Energy Transfer Partners, L.P. , a Delaware limited partnership whose principal executive offices are located at 3738 Oak Lawn Avenue, Dallas, Texas 75219, and which is a subsidiary of Issuer.

Warren LP and Warren Partners II were formed to hold units of the Issuer beneficially owned by Warren.

Item 2(d) &(e).    Criminal and Civil Proceedings

Item 2(d) &(e) is hereby amended and restated in its entirety as follows:

During the last five years, neither Warren nor Warren LP nor Warren Partners II has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of

CUSIP No. 29273V100	13D/A	Page 6 of 7 Pages

competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f).	Citizenship

Item 2(f) is hereby amended and restated in its entirety as follows:

Warren is a citizen of the United States of America; Warren LP is a Texas limited partnership, Warren Partners II is a Texas limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end thereof:

Between May 7, 2007 and January 18, 2008, Warren acquired 1,973,555 common units of the Issuer in a series of open market purchases. Warren paid for these units from personal funds. On August 25, 2008, Warren Partners II completed the acquisition of 1,500,000 common units of the Issuer in a private purchase for approximately $41,913,655. Warren Partners II paid for these units from a combination of Warren’s personal funds and a margin loan obtained from Goldman Sachs & Co. in the amount of $20,000,00.00.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Warren is the beneficial owner of 24,548,453 common units of the Issuer, representing 11.02% of the outstanding common units.

Warren is a limited partner in ETC Holdings, and a member of ET GP, LP, the general partner of ETC Holdings. ETC Holdings owns 54,594,862 common units of the Issuer, representing 24.5% of the outstanding common units. Warren disclaims beneficial ownership of any common units held by ETC Holdings and other affiliated entities.

(b) Warren has the sole power to direct the vote and the disposition of all the common units he, Warren LP, and Warren Partners II hold.

(c) Except for the transactions described herein, Warren has not effected any transaction in common units during the past 60 days.

(d) None.

(e) Not applicable.

CUSIP No. 29273V100	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2008

/s/ Sonia Aube, Attorney-In-Fact

Kelcy L. Warren

Kelcy Warren Partners, L.P.

By:/s/ Sonia Aube, Attorney-In-Fact

Kelcy Warren Partners II, LP

By:/s/ Sonia Aube, Attorney-In-Fact